# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39037G109
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0001016345
Persons authorized to receive notices and communications: Thomas Del Bosco, 500 Frank W Burr Boulevard, Suite 720, Teaneck, New Jersey (NJ), 07666, 201-726-7274

## Reporting persons
- Woodstead Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,875,942; sole dispositive power 0; shared dispositive power 4,875,942; aggregate amount beneficially owned 4,875,942 (14.4% of the class)
  Comment: (1) Includes 4,000,000 shares of the Issuer's common stock, $0.001 par value (the "Common Stock"), acquired pursuant to a Securities Purchase Agreement by and between Woodstead Value Fund, L.P. ("WVF") and the Issuer (the "Securities Purchase Agreement").
  
  (2) Excludes (i) 1,000,000 shares of Common Stock issuable upon the exercise of a warrant (the "Series A Warrant") and (ii) 1,000,000 shares of Common Stock issuable upon the exercise of a warrant (the "Series B Warrant" and together with the Series A Warrant, the "Warrants"). The Series A Warrant is exercisable at any time on or after the one-year anniversary from the date of grant, which is August 27, 2026 (the "Series A Warrant Exercisability Date"). The Series B Warrant is exercisable at any time on or after the three-year anniversary from the date of grant, which is August 27, 2028 (the "Series B Warrant Exercisability Date"). The Series A Warrant and Series B Warrant each expire on the ten-year anniversary of the Series A Warrant Exercisability Date and Series B Warrant Exercisability Date, respectively.
  
  (3) The percentage of Common Stock beneficially owned by the Reporting Person is on the basis of a total of 33,872,729 shares of Common Stock outstanding as of August 27, 2025, as provided by the Issuer to the Reporting Person.
- Randall D. Smith (CIK 0001016345): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,875,942; sole dispositive power 0; shared dispositive power 4,875,942; aggregate amount beneficially owned 4,875,942 (14.4% of the class)
  Comment: (1) Includes 4,000,000 shares of Common Stock, acquired pursuant to the Securities Purchase Agreement.
  
  (2) Excludes (i) 1,000,000 shares of Common Stock issuable upon the exercise of the Series A Warrant and (ii) 1,000,000 shares of Common Stock issuable upon the exercise of the Series B Warrant. The Series A Warrant is exercisable at any time on or after the Series A Warrant Exercisability Date. The Series B Warrant is exercisable at any time on or after the Series B Warrant Exercisability Date. The Series A Warrant and Series B Warrant each expire on the ten-year anniversary of the Series A Warrant Exercisability Date and Series B Warrant Exercisability Date, respectively.
  
  (3) The percentage of Common Stock beneficially owned by the Reporting Person is on the basis of a total of 33,872,729 shares of Common Stock outstanding as of August 27, 2025, as provided by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) WVF, which is the holder of record of approximately 14.4% of the issued and outstanding shares of Common Stock (33,872,729) and (ii) Randall Smith, who beneficially owns 100% of the interests of WVF (WVF and Randall Smith are collectively referred to as the "Reporting Persons"). All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Each Reporting Person disclaims any beneficial ownership of the securities other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Residence or business address: The address of the principal business and principal office of each of WVF and Randall Smith, is c/o 500 Frank W Burr Boulevard, Suite 720, Teaneck, New Jersey, 07666.
Present principal occupation or employment: WVF is principally engaged in the business of investment in securities. The principal occupation of Mr. Smith is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: WVF is a Texas limited liability company. Randall Smith is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate consideration for (i) 875,942 shares of Common Stock currently beneficially owned by the Reporting Persons was $2,189,855 and (ii) 4,000,000 shares of Common Stock currently beneficial owned by the Reporting Persons was $9,000,000. The source of these funds was the working capital of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 27, 2025, the Issuer entered into the Securities Purchase Agreement with WVF, pursuant to which WVF purchased from the Issuer an aggregate of 4,000,000 shares of Common Stock, at a purchase price of $2.25 per share. Pursuant to the Securities Purchase Agreement, the Issuer also issued to WVF a Series A Warrant to purchase an aggregate of 1,000,000 shares of Common Stock and a Series B Warrant to purchase an aggregate of 1,000,000 shares of Common Stock. The transactions contemplated by the Securities Purchase Agreement closed on August 27, 2025. WVF used its own working capital to acquire the securities. The Series A Warrant is exercisable at any time on or after the Series A Warrant Exercisability Date for 1,000,000 shares of Common Stock, expires on the ten-year anniversary of the Series A Warrant Exercisability Date and has an exercise price of $3.50 per share. The Series B Warrant is exercisable at any time on or after the Series B Warrant Exercisability Date for 1,000,000 shares of Common Stock, expires on the ten-year anniversary of the Series B Warrant Exercisability Date and has an exercise price of $5.00 per share.

Concurrent with the closing, the Issuer's board of directors (the "Board") appointed a new director to the Board designated by WVF pursuant to the Securities Purchase Agreement.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

References to and the description of the Securities Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which will be filed as an exhibit to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are as follows:

WVF - Amount beneficially owned: 4,875,942 shares and Percentage: 14.4%; and
Randall Smith - Amount beneficially owned: 4,875,942 shares and Percentage: 14.4%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition by the Reporting Persons are as follows:

WVF

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 4,875,942,
iii. Sole power to dispose or to direct the disposition of: 0, and
iv. Shared power to dispose or to direct the disposition of: 4,875,942; and

Randall Smith
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 4,875,942,
iii. Sole power to dispose or to direct the disposition of: 0, and
iv. Shared power to dispose or to direct the disposition of: 4,875,942.

Randall Smith, the beneficial owner of 100% of the interests in WVF, holds voting and investment discretion with respect to the securities held of record by WVF. Each Reporting Person disclaims any beneficial ownership of the securities other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of shares of Common Stock during the 60 days preceding the date of this report, except (i) as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference, and (ii) on August 26, 2025, the Reporting Persons transferred 875,942 shares of Common Stock from an entity controlled by Randall Smith to WVF for consideration of $2.50 per share. The transfer of shares did not result in a change to Randall Smith's beneficial ownership.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

On August 27, 2025, the Issuer entered into the Securities Purchase Agreement with WVF, pursuant to which WVF purchased from the Issuer an aggregate of 4,000,000 shares of Common Stock, at a purchase price of $2.25 per share. Pursuant to the Securities Purchase Agreement, the Issuer also issued to WVF a Series A Warrant to purchase an aggregate of 1,000,000 shares of Common Stock and a Series B Warrant to purchase an aggregate of 1,000,000 shares of Common Stock. The transactions contemplated by the Securities Purchase Agreement closed on August 27, 2025.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement covering the resale, by the Reporting Persons, of certain shares of Common Stock and the shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Persons and to use commercially reasonable efforts to cause such registration statement to remain effective until such time as such shares of Common Stock have been sold or no longer qualify as registrable securities.

References to and the description of the Securities Purchase Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, which will be filed as an exhibit to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2025.

Series A Warrant

Exercisability. The Series A Warrant held by the Reporting Persons is exercisable at any time on or after the Series A Warrant Exercisability Date and expires on the ten-year anniversary of the Series A Warrant Exercisability Date.

Exercise Price. The Reporting Persons hold a Series A Warrant exercisable for up to 1,000,000 shares of Common Stock with an exercise price of $3.50 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations or reclassifications affecting the Common Stock.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Series A Warrant) occurs while a Series A Warrant is outstanding, then upon any subsequent exercise of the Series A Warrant, the holder thereof has the right to receive the same amount and kind of securities or property (including cash) as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Series A Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Series A Warrant or by virtue of the holder's ownership of Common Stock, the holder of a Series A Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Series A Warrant.

References to and the description of the Series A Warrant set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the form of Series A Warrant, which will be filed as an exhibit to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2025.

Series B Warrant

Exercisability. The Series B Warrant held by the Reporting Persons is exercisable at any time on or after the Series B Warrant Exercisability Date and expires on the ten-year anniversary of the Series B Warrant Exercisability Date.

Exercise Price. The Reporting Persons hold a Series B Warrant exercisable for up to 1,000,000 shares of Common Stock with an exercise price of $5.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations or reclassifications affecting the Common Stock.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Series B Warrant) occurs while a Series B Warrant is outstanding, then upon any subsequent exercise of the Series B Warrant, the holder thereof has the right to receive the same amount and kind of securities or property (including cash) as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Series B Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Series B Warrant or by virtue of the holder's ownership of Common Stock, the holder of a Series B Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Series B Warrant.

References to and the description of the Series B Warrant set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the form of Series B Warrant, which will be filed as an exhibit to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, September 4, 2025, by and between the Reporting Persons.

## Signatures
- Woodstead Value Fund, L.P.: /s/ Thomas Del Bosco, Vice President, Secretary and Treasurer of Woodstead Investment Associates, LLC, General Partner of Woodstead Value Fund, L.P. (09/04/2025)
- Randall D. Smith: /s/ Randall Smith, Reporting Person (09/04/2025)